HIRSCH INTERNATIONAL CORP.

50 Engineers Road

Hauppauge, New York 11788

VIA EDGAR AND VIA FEDEX

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

July 13, 2007

RE:	Hirsch International Corp.

Form 10-K for the Eleven Months Ended December 31, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2007

File No. 0-23434

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 29, 2007 regarding our responses to your letter dated May 21, 2007 regarding the Form 10-K for the eleven months ended December 31, 2006 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2007 (“Form 10-Q”) of Hirsch International Corp. (the “Company” or “we”).

For reference purposes, the text of your letter dated June 29, 2007 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

FORM 10-K FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2006

General

1.

Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

As indicated below, the Company will provide additional disclosure or other revisions in its responses below and will include such revisions in its future filings, including interim filings where appropriate.

Mr. Rufus Decker

July 13, 2007

Item 6. Selected Financial Data, page 17

2.

We have read your response to comment two from our letter dated May 21, 2007. Please note that your selected data table includes five years of financial data. It appears that you paid dividends in fiscal 2005 and 2004. Please disclose cash dividends per common share for all periods presented as required by Item 301 of Regulation S-K.

As previously indicated, the Company disclosed dividends declared under Item 5. Item 5, however, only discusses the current and previous year stock prices by quarter. The Company has indicated that it will move this disclosure to Item 6 in future filings. Since Item 6 discusses five years of selected financial data, we will disclose dividends declared for each period presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Calendar Year 2006 (11 Months) as Compared to Fiscal Year 2006 (12 Months), page 23

3.

We have read your response to comment five from our letter dated May 21, 2007. Please disclose and discuss the other factors that have affected gross profit and quantify the impact of each factor on changes between the periods presented in your future filings.

The Company will include the gross profit disclosure and discussion that was noted in our previous letter in our future filings using the same form as we indicated in our response.

Financial Statements

Consolidated Statement of Operations, page F-5

4.

We have read your response to comment six from our letter dated May 21, 2007. You indicate that the gain on sale of assets included in other income was deferred revenue related to the sale-leaseback of the previous corporate headquarters. However, on page 10 on your form 10-Q for the quarter ended March 31, 2007, you indicate that the $128,000 gain associated with the termination of the lease on the corporate headquarters is included in operating expenses for the two months ended March 31, 2006.

Similarly, we note that both Note 6 and the income statement in your Form 10-Q for the quarter ended March 31, 2006 indicate that the gain was included in other income. However, management’s discussion and analysis in that Form 10-Q identifies the gain as being included in operating expenses. Please clarify whether the gain on sale of assets is included in other income or in operating expenses. If it is included in other income in fiscal 2006, please

Mr. Rufus Decker

July 13, 2007

tell us what other components are included in other income for the quarter ended March 31, 2006.

Just to clarify, the amounts being referred to above are two different components. The amounts in earlier filings that went to other income were related to the deferred gain associated with the sale-leaseback transaction which, as indicated in the previous letter, we will be reclassing to operating expenses in future filings. The other component of $128,000 that was recorded in March 2006 was a net number that was related to a termination fee for the early cancellation of the operating lease for $500,000 offset by the remaining balance of the deferred gain on the original sale-leaseback transaction for $628,000. (This was described in footnote number 6 in the March 31, 2007 Form 10Q.) This amount was properly recorded in operations so no reclass is needed for the respective period.

5.

We have read your response to comment seven from our letter dated May 21, 2007. It is unclear how you determined that your transaction costs should not be included in operating income. Given that your transaction costs are directly related to your ongoing operations, it does not appear that your transaction costs meets the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X. Please revise your statement of operations to classify your transaction costs in operating income.

We will revise our statement of operations to classify the transaction costs in operating income in future filings.

*   *   *   *   *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 631-436-7100.

Mr. Rufus Decker

July 13, 2007

We thank you in advance for your assistance.

Very truly yours,

/s/ Beverly Eichel
Beverly Eichel
Chief Financial Officer

cc:	Ernest Greene

Scott Walkinson